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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes
Executive Vice-President and Chief Financial Officer
Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        The purpose of this Amendment No. 6 (this "Amendment") is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"), with the Securities and Exchange Commission ("SEC") on December 29, 2004, as amended (as so amended, the "Schedule 14D-9"), in respect of the Goldcorp Offer (as defined in the Schedule 14D-9). This Amendment No. 6 is being filed to amend the information provided in Items 2, 3, 4 and 9 of the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person

        Item 2 of the Schedule 14D-9 is hereby amended by inserting the following language at the end thereof:

  "On February 7, 2005, Wheaton and Goldcorp entered into a Consent and Agreement (the "Consent") pursuant to which Wheaton consented to the declaration by Goldcorp of a $0.50 cash dividend per Goldcorp Share payable to Goldcorp shareholders of record no later than one trading day prior to the payment by Goldcorp for the Wheaton Shares tendered to the Goldcorp Offer, and acknowledged that Wheaton Shareholders who tender their shares to the Goldcorp Offer will not receive such dividend."

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth under the caption "Background to the Goldcorp Offer — Goldcorp" in the Directors' Circular is hereby amended by adding the following language at the end thereof:

  "On January 21, 2005, Goldcorp announced that its Board of Directors had recommended that its shareholders not tender their Goldcorp Shares to the offer for Goldcorp Shares made by Glamis Gold Ltd. pursuant to a takeover bid circular of Glamis Gold Ltd. dated January 7, 2005 (the "Glamis Offer").

  On February 7, 2005, Glamis Gold Ltd. announced that it was increasing the price of its bid for Goldcorp to 0.92 from 0.89 of a Glamis Gold Ltd. common share for each Goldcorp Share (the "Revised Glamis Offer"). On February 7, 2005, Goldcorp announced that its Board of Directors continues to recommend that its shareholders not tender their Goldcorp Shares to the Glamis Offer, as amended by the Revised Glamis Offer. In addition, on February 7, 2005, Goldcorp declared a $0.50 cash dividend per Goldcorp Share payable to Goldcorp shareholders upon the successful completion of the Goldcorp Offer (the "Special Goldcorp Dividend"). This Special Goldcorp Dividend would not be received by Wheaton Shareholders who tender their shares to the Goldcorp Offer."

        The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement" in the Directors' Circular is hereby amended by inserting the following language after the first paragraph thereof:

  "On February 7, 2005, Wheaton and Goldcorp entered into a Consent and Agreement (the "Consent") pursuant to which Wheaton consented to the declaration by Goldcorp of the Special Goldcorp Dividend payable to Goldcorp Shareholders of record no later than one trading day prior to the payment by Goldcorp for the Wheaton Shares tendered to the Goldcorp Offer, and acknowledged that Wheaton Shareholders who tender their shares to the Goldcorp Offer will not receive such Special Goldcorp Dividend. A copy of the Consent can be obtained on www.sedar.com. Copies of the Acquisition Agreement and the Consent may also be obtained on the website of the U.S. Securities and Exchange Commission at www.sec.gov."

        The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement — Proceeding with a Superior Proposal" in the Directors' Circular is hereby by adding the following language at the end thereof:

  "Goldcorp represented and warranted to Wheaton in the Consent that its Board of Directors has determined that the Revised Glamis Offer does not constitute a Superior Proposal after giving effect to the Special Goldcorp Dividend and that the Board of Directors of Goldcorp continues to recommend that the shareholders of Goldcorp reject the Revised Glamis Offer and vote in favor of the resolution to approve the issuance of Goldcorp Shares pursuant to the Goldcorp Offer."

Item 4.    The Solicitation or Recommendation

        The information set forth under the caption "Recommendation of the Board of Directors" in the Directors' Circular is hereby amended by inserting the following paragraph at the end thereof:

  "By press release dated February 7, 2005, Wheaton announced that the Board of Directors continues to recommend that the Wheaton Shareholders ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer. The press release also stated that the Board of Directors, based on the recommendation of the Special Committee, has determined that the payment by Goldcorp of the Goldcorp Special Dividend would not materially impact the benefits of the Goldcorp Offer for Wheaton and that the Board of Directors continues to be of the view that the Goldcorp Offer is in the best interest of the Wheaton Shareholders."

        The information set forth under the caption "Recommendation of the Special Committee of the Board of Directors" in the Directors' Circular is hereby amended by inserting the following paragraph before the last paragraph thereof:

  "On February 7, 2005, the Special Committee, based on the receipt by the Special Committee of the February 7 Merrill Lynch Fairness Opinion (as defined under "Merrill Lynch Fairness Opinion") and other factors, affirmed its recommendation to the Board of Directors that the Wheaton Shareholders ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer."

        The information set forth under the caption "Merrill Lynch Fairness Opinion" in the Directors' Circular is hereby amended by inserting the following language at the end thereof:

  "On February 7, 2005, Merrill Lynch delivered an updated fairness opinion (the "February 7 Merrill Lynch Fairness Opinion") to the Special Committee to the effect that, as of February 7, 2005 and subject to the assumptions and limitations contained in such updated fairness opinion, the Exchange Ratio continues to be fair from a financial point of view to the Wheaton Shareholders. The February 7 Merrill Lynch Fairness Opinion takes into account Goldcorp's intention to pay the Goldcorp Special Dividend and the fact that the Goldcorp Special Dividend would not be received by Wheaton Shareholders who tender their shares to the Goldcorp Offer. The full text of the February 7 Merrill Lynch Fairness Opinion, setting forth the assumptions made, matters considered and limitations on the review undertaken in connection therewith, is included as Exhibit (a)(14) to Amendment No. 6 to Wheaton's Schedule14D-9, filed with the SEC on February 9, 2005, and is available on www.sec.gov. Wheaton Shareholders are urged to read such updated fairness opinion in its entirety."

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description
(a)(12)	Consent and Agreement, dated February 7, 2005, by and between Wheaton and Goldcorp.**
(a)(13)	Press release, dated February 7, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 9, 2005.
(a)(14)	Merrill Lynch Fairness Opinion dated February 7, 2005.**
(a)(15)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.**

**
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

WHEATON RIVER MINERALS LTD.
Dated: February 9, 2005
	By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Directors' Circular, dated December 29, 2004, including the Merrill Lynch Fairness Opinion, dated December 20, 2004.*
(a)(2)	Press Release issued by Wheaton on December 6, 2004.*
(a)(3)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on December 6, 2004.*
(a)(4)	Material Change Report of Wheaton dated December 13, 2004.*
(a)(5)	Press Release issued by Wheaton on December 24, 2004.*
(a)(6)	Press release issued by Wheaton on January 24, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 24, 2005.*
(a)(7)	Press release issued by Wheaton on January 26, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 27, 2005.*
(a)(8)	Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(9)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on January 27, 2005.*
(a)(10)	Press release issued by Wheaton on February 4, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 7, 2005.*
(a)(11)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(12)	Consent and Agreement, dated February 7, 2005, by and between Wheaton and Goldcorp.**
(a)(13)	Press release, dated February 7, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 9, 2005.
(a)(14)	Merrill Lynch Fairness Opinion dated February 7, 2005.**
(a)(15)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.**
(e)(1)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Wheaton and Goldcorp.*
(e)(2)	Letter of Intent, dated December 5, 2004, between Wheaton and Goldcorp.*
(e)(3)	Acquisition Agreement, dated December 23, 2004, between Wheaton and Goldcorp.*
(e)(4)	Employment Agreement, dated March 5, 2002, by and between Wheaton and Ian W. Telfer.*
(e)(5)	Employment Agreement, dated May 1, 2003, by and between Wheaton and Peter Barnes.*
(e)(6)	Employment Agreement, dated August 25, 2002, by and between Wheaton and Eduardo Luna.*
(e)(7)	Employment Agreement, dated February 20, 2003, by and between Wheaton and Russel Barwick.*
(e)(8)	Acknowledgment and Agreement, dated January 20, 2005, by and between Wheaton and Goldcorp.*

*
Previously filed.

**
Filed herewith.

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Explanatory Note
SIGNATURE
EXHIBIT INDEX